Exhibit (a)(5)(i)

The Korea Fund, Inc. Issues Further Update Regarding Tender Offer

NEW YORK -- (BUSINESS WIRE) -- July 10, 2024

As previously reported, the Board of Directors (the “Board”) of The Korea Fund, Inc. (NYSE: KF) (the “Fund”) announced on December 3, 2020 that it had adopted a policy (the “Tender Offer Policy”) pursuant to which the Board will cause the Fund to conduct an issuer tender offer for up to twenty-five percent (25%) of its then issued and outstanding shares of common stock on or before September 30, 2024, and thereafter on each third year anniversary of September 30, 2024, if the Fund’s total return investment performance measured on a net asset value (“NAV”) basis does not equal or exceed the total return investment performance of the MSCI Korea 25/50 Index (the “Index”) during the period commencing April 1, 2021 and ending June 30, 2024 (the “Initial Tender Offer Measurement Period” or “ITOM”), and for three-year testing periods thereafter.

As a further update to a press release issued by the Fund on July 1, 2024, the Board announced today that the definitive comparative performance results for the ITOM confirm that the Fund’s NAV total return was marginally less than that of the Index total return during the ITOM. The figures provided by Morningstar, Inc. (“Morningstar”) confirm that, during the Initial Tender Offer Measurement Period, the Fund’s NAV total return was -19.62% and the Fund’s Index total return was -19.30%, such that the Fund underperformed the Index by 0.32% during the ITOM. The Board noted in its deliberations the recent volatility of relative performance in that, through June – the final month of the ITOM, the Fund’s total return investment performance exceeded that of its Index on thirteen (13) of the nineteen (19) business days, and which included the penultimate business day in the ITOM. In addition, the Board noted that the Fund’s NAV total return exceeded that of the Index by 2.21% from January 1, 2021, being the date that the Fund’s current investment adviser, JPMorgan Asset Management (Asia Pacific) Ltd., assumed responsibility for the day-to-day management of the Fund’s portfolio, through the end of the ITOM.

Taking these and other factors into account and in accordance with the Tender Offer Policy, the Board has authorized the Fund to conduct a tender offer to purchase for cash up to 12.5% of the Fund’s issued and outstanding common stock, at a price per share equal to 98.5% of the NAV per share determined on the date the tender offer expires (the “Tender Offer”). As of July 10, 2024, the Fund had 4,833,153 shares of common stock outstanding and net assets of $142.9 million.

Additional terms and conditions of the Tender Offer, including the dates of commencement and expiration, will be set forth in the Fund’s offering materials, which are expected to be filed with the Securities and Exchange Commission (“SEC”) and distributed to common stockholders at such dates to be determined by the Fund’s officers, subject to ratification by the Board. Among other terms, the offering materials will provide that, if more than 12.5% of the Fund’s outstanding common stock is tendered in the Tender Offer, and not withdrawn, the Fund will purchase shares from tendering stockholders on a pro rata basis, such that stockholders cannot be assured that the Fund will purchase all of any individual stockholder’s tendered shares. The offering materials will also provide that the Fund may not accept shares tendered under various circumstances such as overly volatile conditions brought about by extraneous, geopolitical factors that, in the view of the Board, would make it inadvisable to proceed with the Tender Offer.

In connection with the Tender Offer, the Fund will temporarily suspend its common stock repurchase program as of July 10, 2024, until ten business days after the termination of the Tender Offer.

As announced previously, the next performance measurement period under the Tender Offer Policy runs from July 1, 2024, through June 30, 2027.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not yet commenced the Tender Offer described in this release. Any tender offer will be made only by an Offer to Purchase, a related letter of transmittal and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. The Funds’ common stockholders should read the Offer to Purchase and Tender Offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the Tender Offer. The Fund will also make available, without charge, the Offer to Purchase and the letter of transmittal.

The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

JPMorgan Asset Management (Asia Pacific) Ltd is the Fund’s Investment Adviser. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of an investment in the Fund. Foreign securities markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The NAV of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not NAV, and closed-end funds often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange closing market price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s stockholder servicing agent at (866) 706 0510.

This press release contains no recommendations to buy or sell any specific securities and should not be considered investment advice of any kind. Past performance is no guarantee of future results and the investment returns generated by the Fund will fluctuate. There can be no assurance the Fund will meet its stated objective. There is no assurance that the market price of the Fund’s shares, either absolutely or relative to NAV, will increase as a result of any share repurchases. In making any investment decision, individuals should utilize other information sources and the advice of their own professional adviser.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

Contacts

Julian Reid (Chairman of the Board): +44 7768 068 200

Stockholder Servicing Agent: 866 706 0510

The Korea Fund, Inc. www.thekoreafund.com